Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following Tweet thread was posted by Illumina, Inc. (“Illumina”) (@illumina) on Twitter on July 7, 2021.

(1/2) “There are few policies that are literally a matter of life or death; the pervasive racial disparity in American health care is one of them. Stopping the FTC’s misguided and dangerous action against better cancer screening would be a good place to start.”

(2/2) @JaRonSmith04 on how blocking @GrailBio merger is a mistake that will harm future cancer patients.

For more information: transformingcancerdetection.com/

[Link to USA Today article, which was published on the website of USA Today on July 6, 2021]

The following communication was posted by Illumina on LinkedIn on July 7, 2021.

“There are few policies that are literally a matter of life or death; the pervasive racial disparity in American health care is one of them… Stopping the FTC’s misguided and dangerous action against better cancer screening would be a good place to start.”

Ja’Ron Smith, executive director of the Center for Advancing Opportunity, outlines blocking the GRAIL merger is a mistake that will harm future cancer patients, particularly those in minority communities.

For important additional information: https://lnkd.in/gbH7n7B

[Link to USA Today article, which was published on the website of USA Today on July 6, 2021]

The following communication was posted by Illumina on Facebook on July 7, 2021.

“This blood testing breakthrough will allow earlier cancer treatment.. It is hard to imagine a bigger win for cancer patients, particularly minority ones hit hardest by this dreadful disease.”

Center for Advancing Opportunity Executive Director, Ja’Ron Smith, shares his view why early cancer detection is a critical win for all cancer patients. https://bit.ly/3ytVcaT

For important additional information: https://transformingcancerdetection.com/

[Link to USA Today article, which was published on the website of USA Today on July 6, 2021]

The following article is linked in the social media posts set forth above.

Medical merger could improve cancer treatment for minorities. So why is FTC blocking it?
The mortality rate of Black Americans is higher than any other racial group. Getting diagnosed quicker is key to reversing disturbing trend.

By Ja’Ron Smith, July 6, 2021

America has been waging a war on cancer since President Richard Nixon signed the National Cancer Act in 1971, and to his credit President Joe Biden has set a goal of ending cancer during his tenure. He has also pledged to make racial equity a core policy value. However, recent action by the Federal Trade Commission runs counter to both goals.

The FTC is working to block the merger of biotech companies Illumina and Grail, which lead the way in the early detection of cancer using blood samples and the technology needed to process the tests. Blocking the merger is a mistake that will harm future cancer patients, particularly those in minority communities.

Nationally, cancer kills about 600,000 Americans a year – essentially a COVID-level death toll year in and year out. Cancer is the second-leading cause of death for all Americans; but Black Americans generally have the highest cancer mortality rate of all racial and ethnic groups.

For example, over a four-year period ending in 2016, Black women are almost 40% more likely to die from breast cancer than white women, while Black men overall were 18% more likely to die of all cancers than white men.

For minorities, one key to reversing these disturbing statistics is early detection – the sooner cancer is found, the easier (and cheaper) it is to treat, and the odds of recovery are greater. However, minorities are more frequently diagnosed in later or more advanced stages of certain types of cancer than white Americans, making effective treatment more difficult.

This is why it was so disappointing to see the FTC take action to block the Illumina-Grail merger. Grail has developed a blood test that detects 50 types of cancer, most of which currently have no other means for early detection. The companies are not competitors; they occupy two different stages in the same supply chain.

Legal challenges to such "vertical" mergers are unusual. In fact, this would be only the second in more than 40 years.

This blood testing breakthrough will allow earlier cancer treatment.  It is hard to imagine a bigger win for cancer patients, particularly minority ones hit hardest by this dreadful disease. Indeed, FTC Commissioner Rebecca Slaughter, called the technology “a game changer for cancer patients and their loved ones.”

Yet Slaughter and the FTC object to the merger because of fears that Illumina, which dominates the market on a critical input necessary for processing the blood tests of Grail and its competitors, would use its dominance to charge Grail competitors more or impede their research and development efforts. The result, the FTC says, would be less competition and higher prices.

Those fears are not just unfounded, but backward.

Illumina has offered customers some guaranteed access to its services as well as a commitment to drive down prices by more than 40% within four years. The FTC has accepted these types of remedies in the past.

The FTC action is based on speculation (what Illumina can do in terms of raising prices for Grail competitors), not actual evidence. Instead of risking a loss in court, the agency is banking on the European Union preventing the deal from getting done by its Dec. 20 deadline.

In April, the EU initiated a review of the merger, prompting the FTC to cynically put its lawsuit on hold until the EU decides. If the EU clears the merger, the FTC can relaunch its legal challenge confident that it will drag on.

If the FTC can get away with essentially outsourcing its job to the EU while it slow rolls its own challenge, the agency will chill innovation.

The only way to bring down the price of these tests is to allow companies to freely compete. A breakthrough like this one will attract other companies to enter the market and either catch up quickly or even leapfrog the existing technology. The result will be more and better cancer screening at lower cost.

The United States brought COVID-19 vaccines to market in record time. We did it by coming together to enable innovation, not erecting barriers to stop it. Democrats and Republicans should now unite to stop the FTC from pursuing this disastrous policy.

As a top domestic adviser in the previous White House, I witnessed firsthand what can happen when Republicans and Democrats put aside their differences to work together to address issues affecting minority communities. It is how we were able to accomplish the First Step Act, the Investing in Opportunity Act and help for historically Black colleges and universities.

There are few policies that are literally a matter of life or death; the pervasive racial disparity in American health care is one of them.  It is a big challenge that demands a proportionate bipartisan response. Stopping the FTC’s misguided and dangerous action against better cancer screening would be a good place to start.

Additional Information and Where to Find It

In connection with the proposed transaction, Illumina filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.